Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of July 31, 2009

The following interim financial information of CorpBanca as of July 31, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4.613.753
Total assets	5.888.695

Current accounts and demand deposits	410.662
Time deposits and savings accounts	3.212.173
Borrowings from financial institutions	351.412
Debt issued	760.722

Equity	486.140
Condensed Consolidated Statement of Income (unaudited)
MCh$
Total operating revenue	171.142
Provisions for loan losses	-44.412
Operating expenses	-77.173

Operating income	49.557
Income attributable to investments in other companies	448

Income before taxes	50.005
Income taxes	-7.975

Net income for the period	42.030

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer